UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Aerpio Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00810B105

(CUSIP Number)

Bart Dzikowski

Secretary of the Board

Novartis Bioventures Ltd.

Lichtstrasse 35

CH-4056 Basel, Switzerland

+41 61 324 3714
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*                 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons	Novartis Bioventures Ltd.
2.	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)	WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization	Switzerland

Number of shares beneficially owned by each reporting person with:
7.	Sole voting power	0
8.	Shared voting power	3,147,667
9.	Sole dispositive power	0
10.	Shared dispositive power	3,147,667

11.	Aggregate amount beneficially owned by each reporting person	3,147,667
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
13.	Percent of class represented by amount in Row (11)	7.76% (1)
14.	Type of reporting person (see instructions)	CO

(1)         Based on 40,588,004 shares of Common Stock outstanding as of March 9, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2020.

1.	Names of reporting persons	Novartis AG
2.	Check the appropriate box if a member of a group	(a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)	WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or place of organization	Switzerland

Number of shares beneficially owned by each reporting person with:
7.	Sole voting power	0
8.	Shared voting power	3,147,667
9.	Sole dispositive power	0
10.	Shared dispositive power	3,147,667

11.	Aggregate amount beneficially owned by each reporting person	3,147,667
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	☐
13.	Percent of class represented by amount in Row (11)	7.76% (1)
14.	Type of reporting person (see instructions)	CO

(1)         Based on 40,588,004 shares of Common Stock outstanding as of March 9, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2020.

Item 1.         Security and Issuer.

This Amendment No. 6 (the “Amendment”) to Schedule 13D amends the Schedule 13D filed by the Reporting Persons (as defined below) with the SEC on March 27, 2017, as previously amended on June 28, 2018,  March 28, 2019,  April 11, 2019, April 29, 2019 and June 7, 2019 (the “Original Schedule 13D” and, together with the Amendment, the “Schedule 13D”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Aerpio Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 9987 Carver Road, Cincinnati, OH 45242.

As a result of the open market sales reported in Item 5(c) of this Amendment, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer’s shares of Common Stock outstanding since the filing of the Original Schedule 13D.

Except as otherwise described herein, the information contained in the Original Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.         Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended such that all reference to Schedule I contained within Item 2 and otherwise within the Original Schedule 13D shall refer to the Schedule I included in this Amendment.

Item 3.         Source and Amounts of Funds or Other Consideration.

No changes.

Item 4.         Purpose of Transaction.

The information set forth in Item 5(c) of this Amendment is incorporated herein by reference. Otherwise, there are no changes to the disclosure provided under this Item 4 in the Original Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

(a)                                 As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 3,147,667 shares of Common Stock. NBV is a wholly-owned indirect subsidiary of Novartis. Based on 40,588,004 shares of Common Stock outstanding as of March 9, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on March 16, 2020, the Common Stock held by the Reporting Persons constitutes 7.76% of the outstanding shares of Common Stock of the Issuer.

(b)                                 With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)                                     sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Amendment for such Reporting Person;

(ii)                                  shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Amendment for such Reporting Person;

(iii)                               sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Amendment for such Reporting Person; and

(iv)                              shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Amendment for such Reporting Person.

(c)                                  Other than the open market sales referred to below or previously reported in the Original Schedule 13D, none of (i) the Reporting Persons or, (ii) to the Reporting Persons’ knowledge, the persons set forth on Schedule I hereto has effected any transaction in the Common Stock during the past 60 days.

On April 21, 2020, the Reporting Persons sold 50,213 shares of Common Stock at a weighted average price of $0.70 per share (price range: $0.65–$0.73).

On April 20, 2020, the Reporting Persons sold 103,839 shares of Common Stock at a weighted average price of $0.64 per share (price range: $0.60 – $0.67).

On April 17, 2020, the Reporting Persons sold 25,517 shares of Common Stock at a weighted average price of $0.58 per share (price range: $0.56 - $0.60).

On April 16, 2020, the Reporting Persons sold 80,010 shares of Common Stock at a weighted average price of $0.58 per share (price range: $0.54 - $0.62).

On April 15, 2020, the Reporting Persons sold 13,101 shares of Common Stock at a weighted average price of $0.51 per share (price range: $0.50 - $0.54).

On April 14, 2020, the Reporting Persons sold 10,900 shares of Common Stock at a weighted average price of $0.56 per share (price range: $0.55 - $0.59).

On April 13, 2020, the Reporting Persons sold 3,012 shares of Common Stock at a weighted average price of $0.55 per share (price range: $0.54 - $0.56).

On April 9, 2020, the Reporting Persons sold 6,293 shares of Common Stock at a weighted average price of $0.54 per share (price range: $0.54 - $0.55).

On April 8, 2020, the Reporting Persons sold 12,603 shares of Common Stock at a weighted average price of $0.54 per share (price range: $0.54 - $0.56).

On April 7, 2020, the Reporting Persons sold 3,176 shares of Common Stock at a weighted average price of $0.55 per share (price range: $0.54 - $0.55).

On April 6, 2020, the Reporting Persons sold 8,493 shares of Common Stock at a weighted average price of $0.54 per share (price range: $0.53- $0.55).

On April 3, 2020, the Reporting Persons sold 1,418 shares of Common Stock at a weighted average price of $0.53 per share (price range: $0.51- $0.53).

On April 2, 2020, the Reporting Persons sold 9,780 shares of Common Stock at a weighted average price of $0.52 per share (price range: $0.50 - $0.56).

On April 1, 2020, the Reporting Persons sold 1,896 shares of Common Stock at a weighted average price of $0.52 per share (price range: $0.52 - $0.53).

On March 27, 2020, the Reporting Persons sold 4,100 shares of Common Stock at a weighted average price of $0.51 per share (price range: $0.50 - $0.52).

On March 26, 2020, the Reporting Persons sold 1,600 shares of Common Stock at a weighted average price of $0.51 per share (price range: $0.51 - $0.53).

On March 25, 2020, the Reporting Persons sold 5,417 shares of Common Stock at a weighted average price of $0.50 per share (price range: $0.50 - $0.52).

On March 24, 2020, the Reporting Persons sold 6.900 shares of Common Stock at a weighted average price of $0.51 per share (price range: $0.50 - $0.53).

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the Staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c).

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes.

Item 7.         Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Agreement regarding joint filing of Schedule 13D

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2020	NOVARTIS BIOVENTURES LTD.

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Secretary of the Board

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory

NOVARTIS AG

	By:	/s/ Bart Dzikowski
	Name:	Bart Dzikowski
	Title:	Authorized Signatory

	By:	/s/ Florian Muellershausen
	Name:	Florian Muellershausen
	Title:	Authorized Signatory

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
NOVARTIS AG AND NOVARTIS BIOVENTURES LTD.

Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean Emerita of the Duke University School of Medicine and Vice Chancellor Emerita for Academic Affairs at Duke University; Professor of Pediatrics, Pharmacology and Cancer Biology at Duke University	American

Patrice Bula	Director	Executive Vice President and Head of Strategic Business Units at Nestlé SA; Chairman of the board at Nespresso SA	Swiss

Ton Buechner	Director	Independent Consultant	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group plc; Member of the Supervisory Board and Audit Committee of Corbion NV	British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV	American

Bridgette Heller	Director	Co-founder and CEO, Shirley Proctor Puller Foundation	American

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Franz van Houten	Director	CEO and Chairman of the Executive Committee and the Board of Management of Royal Philips	Dutch

Simon Moroney	Director	Independent Consultant	German/New Zealand

Andreas von Planta, Ph.D.	Director	Senior Counsel at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director

Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences; Investigator at the Howard Hughes Medical Institute

American

William T. Winters	Director	CEO and a board member of Standard Chartered	British

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee, Head of Human Resources	Belgian

Susanne Schaffert, Ph.D.	Member of the Executive Committee; President, Novartis Oncology	Member of the Executive Committee; President, Novartis Oncology	German

Bertrand Bodson	Member of the Executive Committee; Chief Digital Officer	Member of the Executive Committee; Chief Digital Officer	Belgian

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	American

Klaus Moosemayer, Ph.D.	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	German

I-2

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

Shannon Thyme Klinger	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	American

Richard Saynor	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German

John Tsai, M.D.	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	American

Robert Weltevreden	Member of the Executive Committee; Head of Novartis Business Services	Member of the Executive Committee; Head of Novartis Business Services	Dutch

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